Free Writing Prospectus

Van Eck Merk Gold Trust

Theres a Rush for Gold ETFs

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Pursuant to 433/164

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There's a Rush for Gold ETFs - Bloomberg Business

You can learn a lot about an investor from whether they invest in gold, and how they do it. As people pile into gold exchange-traded funds at the fastest rate in more than a year, it's clear that the precious metal's appeal as the ultimate safe haven now extends well beyond the universe of dollar-doubters and doomsayers otherwise known as ''gold bugs.'' Gold is up almost 6 percent this year, compared with a 6 percent loss for the S&P 500-stock index. This is a major turnaround from the past two years, when gold ETFs were down 34 percent, and $33 billion flowed out of those funds.

Given gold's performance, it's not a huge surprise that gold ETFs took in $1.8 billion over what has been a volatile start for markets in 2016. What's intriguing is how gold ETFs aimed at very different investors have shared in those inflows.

Gold ETFs for the merely fearful. When scared investors look for safety, many scoop up shares of the SPDR Gold Shares (GLD) and the iShares Gold Trust (IAU). GLD is the ETF favored by liquidity-loving institutions because it trades more than 500 million shares a day. IAU is used more by advisers and buy-and-hold retail investors since it charges 0.25 percent in annual fees, compared with 0.40 percent for GLD. GLD has about $24.7 billion right now, while IAU has about $6 billion.

Gold ETFs for the truly paranoid While the bulk of new money is flowing into GLD and IAU, gold ETFs favored by those with deep-seated fears about the integrity of the financial system are also taking in money. Such gold bug investors bypass the cheaper, liquid ETFs in search of those catering more overtly to their distrust of banks in the U.S. (and in other countries) that store gold.  While IAU and GLD store the gold that backs their shares in vaults in London, New York, and Toronto (GLD's gold is in London; IAU's gold is in all three cities), gold bugs feel more comfortable with Swiss vaults. Some $11 million has flowed into the ETFS Physical Swiss Gold Shares (SGOL). This ETF does the same thing as GLD for about the same cost, but with one big difference: It stores the gold in Switzerland. Gold bugs love Zurich for its long history as the international capital of safe capital, notwithstanding the U.S. government's tax evasion probe. By simply storing gold there, SGOL has attracted almost a billion dollars in assets. If some future president goes the way of Franklin D. Roosevelt and criminalizes gold possession, as Roosevelt did during the Great Depression, these folks will be safe.  Then there's the Van Eck Merk Gold Trust (OUNZ). While it has taken in only $2 million this year, this is the only gold ETF to have consistently grown since 2014. Van Eck Merk's claim to fame:

It's the first and only gold ETF that lets investors take physical delivery of gold when they sell their shares.

That’s right. Clear out some space under the floorboards because UPS will show up at your door with coins or bars of your choosing. You'll just have to pay an “exchange fee” that runs from 2 percent to 7 percent, depending on the transaction size. One of the additional benefits of OUNZ is that investors won’t incur any tax if they take physical delivery because no money is exchanged. They're merely taking possession of what they already own.

Watching the flows on these four ETFs in the months to come will tell a lot about how much fear—and downright paranoia—there is in the financial markets.

Eric Balchunas is an exchange-traded-fund analyst at Bloomberg. This story was edited by Bloomberg News.

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